

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Michael D. Hershberger
Chief Financial Officer, Secretary, and Treasurer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue
Suite 201
Tampa, Florida 33613

      Re: Health Insurance Innovations, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 14, 2019 and Amended May 7, 2019
          File No. 001-35811

Dear Mr. Hershberger:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance